Exhibit (p.6)

Code of Ethics

________________________________________

Magellan Financial Group Limited

ABN 31 120 593 946

Document Owner	Chief Compliance Officer
Dated	2 October 2015
Version	5.0

This document is confidential and is intended for Magellan Financial Group Limited use only.

This document is not to be circulated outside of Magellan Financial Group Limited without the prior approval of the Document Owner.

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Index

1	Scope
2	Executive Summary
3	Purpose
4	Honesty and Integrity
5	Conflicts of Interest
6	Corporate Opportunities
7	Confidentiality
8	Fair Dealing
9	Protection and Proper Use of the Company’s Assets
10	Compliance with Laws, Regulations, Policies and Procedures
11	Personal Securities Trading
12	Encouraging the Reporting of Unlawful and Unethical Behaviour
13	Acknowledgements of this Code of Ethics
14	Consequences for Failure to Comply with this Code of Ethics
15	Report to the Board
16	Periodic Review

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Magellan Financial Group Limited

Code of Ethics

1.

Scope

1.1

In this Code of Ethics (“Code”) a reference to “Magellan” collectively means Magellan Financial Group Limited, Magellan Asset Management Limited and all other controlled entities.

1.2

The Code applies to all executive and non-executive directors, officers, contractors, and all other persons, who are subject to the supervision and control of Magellan (collectively referred to as “Employees”).

2.

Executive Summary

Whilst employed at Magellan, Employees are expected to adhere to key principles that are foundational to the way in which Magellan does business. This Code addresses the behaviours and standards that are expected of all Magellan Employees at all times.

When dealing with both internal and external stakeholders, Employees must act with honesty, fairness and integrity and observe the rule and spirit of the legal and regulatory environments in which Magellan operates. Amongst other expectations, and broadly speaking, Employees are also required to:

–	avoid actual and perceived conflicts of interest, placing the interests of clients first;
–	maintain the confidentiality of non-public information about Magellan and its affairs (including Magellan’s intellectual property);
–	protect and make proper use of Magellan’s assets;
–	abide by personal trading obligations;
–	not take inappropriate advantage of positions held at Magellan; and
–	deal fairly at all times with clients, investors and other stakeholders.

Magellan has a series of policies to assist Employees to comply with these requirements and Employees are expected to familiarise themselves with these. Policies are designed to protect both Magellan and its’ Employees from reputational damage and from engaging in unethical or unlawful behaviours which can carry financial and/or criminal penalties both at the individual and corporate level.

Any suspected violations of the Code of Ethics should be reported to the Chief Compliance Officer or Executive Chairman promptly. Employees are encouraged to raise any queries regarding this Code with a member of the Risk and Compliance team who are more than happy to assist.

3.

Purpose

3.1

The Purpose of this Code is to:

a)

Articulate and reflect the standards of fiduciary obligations and conduct that Magellan expects of its Employees;

b)

Encourage the observance of obligations and standards of conduct to protect and promote the interests of Magellan, its clients, funds under management, shareholders and other stakeholders;

c)

Guide Employees through the practices thought necessary to maintain confidence in Magellan’s integrity; and

d)

Set out the responsibilities and accountabilities of Employees to report and investigate reports of unethical practices.

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4.

Honesty and Integrity

4.1

Magellan expects all Employees to observe the highest standards of honesty, integrity and ethical behaiour in performing their duties and in dealing with the company, its clients, investors and other stakeholders.

4.2

Magellan expects all Employees to use reasonable care and diligence when exercising judgement.

4.3

To reinforce a culture of honesty and integrity, Magellan aims to provide a professional and safe working environment. To achieve this, Magellan:

a)

Does not permit its officers and employees to work while under the influence ofalcohol or illegal drugs; and

b)

encourages its Employees to report any matters which may cause concern or injury to colleagues or visitors to the workplace.

5.

Conflicts of Interest

5.1

Magellan has adopted a Conflicts of Interest Policy to identify and manage actual or perceived conflicts of interest.

5.2

Each Employee needs to be sensitive to, and mindful of, the potential for conflicts to arise (directly or indirectly) between:

a)

The interests of Magellan (or the duties owed to Magellan by that Employee), its clients and investors; and

b)

Any personal (or external business) interests of an Employee (or the duties owed to an external company or entity).

5.3

Where an Employee has an actual or potential conflict of interest or duty in connection with Magellan’s business, Magellan expects the Employee to be vigilant and:

a)

Comply with all applicable obligations in accordance with the Conflicts of Interest Policy; and

b)

Take adequate and appropriate steps to safeguard the interests of Magellan, its clients and investors.

5.4

Employees must be careful to avoid placing themselves in a position where there would be an actual or potential conflict of interest, or a reasonable perception of an actual or potential conflict of interest, between the interests of Magellan (or their duties to Magellan), its clients and investors and any personal or external business interests (or duties). If an Employee has any doubt as to whether a conflict arises, they must disclose the conflict to the Chief Compliance Officer and follow his or her instructions about how to resolve the conflict.

6.

Corporate Opportunities

6.1

Employees must not improperly use:

a)

Their position with Magellan; or

b)

Property or information of Magellan obtained as a result of their position;

To gain an advantage for themselves (or a gain for another) or to compete with or harm Magellan, its clients or investors or other stakeholders.

6.2

Employees must not use the name of Magellan (or any other business name or trademark used by Magellan) for the purposes of any personal or external business transaction (such as, a business transaction that does not occur as part of Magellan’s ordinary business and relates to their separate business affairs).

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6.3

Employees must keep any personal or external business dealings separate from the business dealings of Magellan. Employees involved in Magellan’s investment process must refrain from personal business activity that could conflict with the proper execution and management of the investment strategy or client account over which Magellan has discretionary investment authority or that could impair their ability to make impartial decisions with respect to such investment strategy or client account.

6.4

Register of Interests

It is the responsibility of all Employees to provide a Register of Interests (as per Annexure A). This forms part of the Employee due diligence process and requires that:

a)

Each Employee provides a Register of Interests to Risk and Compliance within ten (10) business days of beginning employment at Magellan. The Register captures all external corporate and business interests held by an Employee;

b)

The Register provided will be reviewed by Risk and Compliance for assessment of potential conflicts with referral made where necessary to the Executive Chairman or Chairman of the Audit and Risk Committee. Depending on the outcome, Magellan may ask  the Employee to discontinue certain external activities due to the conflicts of interests posed;

c)

Employees notify Risk and Compliance of all changes to their Register of Interests. The same review process will apply; and

d)

Employees provide updates to their Register of Interests as and when required by Risk and Compliance.

7.

Confidentiality

7.1

Employees are required to:

a)

Maintain the confidentiality of all non-public information acquired in the course of performing their duties to Magellan; and

b)

Not make improper use of, or improperly disclose, such confidential information to third parties, except as otherwise approved by the Board of directors of Magellan or required by law or the listing rules of an applicable stock exchange.

7.2

These obligations of confidentiality continue after an Employee leaves office or employment at Magellan.

7.3

Both Magellan and one of its controlled entities, Magellan Asset Management Limited, have adopted Privacy Policies which specify how certain types of information is collected, used and stored.

8.

Fair Dealing

8.1

Magellan expects its Employees to deal fairly (and to encourage others to deal fairly) with clients, investors, shareholders and other stakeholders of Magellan and Magellan itself.

8.2

Employees must not take unfair advantage of any stakeholder, supplier, competitor, external auditor, external lawyer or adviser to Magellan through illegal conduct, manipulation, undue influence, concealment, abuse of privileged or confidential information, misrepresentation of material facts, or any other unfair-dealing practice.

8.3

Employees must not engage in unlawful conduct such as insider trading, or other market misconduct in any securities.

8.4

Employees are expected to record accurately the performance and financial position of Magellan and its funds and to communicate business goals and achievements in a fair and honest manner to clients and investors.

8.5

Employees should familiarise themselves with the disclosure requirements applicable to Magellan and its funds and not knowingly misrepresent facts to internal or external stakeholders, including Magellan’s officers, external auditors, external lawyers, regulators and other advisers.

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8.6

Employees should, to the extent that is appropriate within their area of responsibility, consult with other Employees to promote full, fair, accurate, timely and understandable disclosure in reports and documents with respect to Magellan and its funds.

8.7

One of Magellan’s controlled entities, Magellan Asset Management Limited, has adopted Trading Procedures which explains the trading lifecycle, best execution and allocation.

9.

Protection and Proper Use of the Company’s Assets

9.1

Magellan expects Employees to use all reasonable endeavours to protect its assets and to ensure their efficient use. Any suspected incidents of fraud or theft should be reported immediately to the Chief Compliance Officer for investigation. Incidents should be reported in accordance with incident and breach management protocols.

9.2

Employees may only use Magellan’s assets for legitimate business purposes or other purposes approved by the Board.

9.3

Employees must protect Magellan’s assets (including proprietary information such as intellectual property, investment proposals and any information that is not generally known to the public). This obligation to protect Magellan’s assets continues after an Employee leaves employment or their office, as the case may be.

10.

Compliance with Laws, Regulations, Policies and Procedures

10.1

It is each Employee’s responsibility to promote compliance with applicable laws, rules and regulations. Magellan requires its Employees to comply with:

a)

The  letter and spirit of all laws, rules and regulations that apply to Magellan in the conduct of its business and affairs; and

b)

All directions issued by Magellan in its protocols. policies and procedures, including (but not limited to) this Code. Employees should be aware that they are required to comply with all of Magellan’s policies and procedures, not only those referenced in this Code. There are a number of policies and procedures related to Employee conduct and the carrying out of duties which are located on Magellan’s shared IT network.

11.

Personal Securities Trading

11.1

Magellan requires its Employees to comply with its Trading Policy.

11.2

One of Magellan’s controlled entities, Magellan Asset Management Limited, has adopted a Personal Trading Policy that applies to all Employees.

12.

Encouraging the Reporting of Unlawful and Unethical Behaviour

12.1

Magellan is committed to promoting and maintaining a culture of compliance with the standards, requirements and expectations set out in this Code. Magellan expects that:

a)

Violations of standards, policies and procedures, requirements and expectations are detected and reported; and

b)

Appropriate action is taken in response to any such violations.

12.2

Accordingly, Magellan expects each Employee to report, promptly and in good faith, any violation by another Employee of the standards, requirements or expectations set out in this Code (or of any other unethical, unlawful, fraudulent or corrupt behaviour) of which he or she becomes aware or has reasonable grounds to suspect.

12.3

Magellan recognises that the identity of the person or persons to whom any such violations should be reported might vary depending on the particular circumstances. Subject to this, as a general rule, Employees are encouraged to report any such violations to the Chief Compliance Officer or the Executive Chairman. Where an Employee reports, in good faith, an actual or suspected violation of the Code, Magellan will, to the extent practicable, keep that person's identity confidential. No disciplinary or other adverse action will be taken (or tolerated) against the Employee as a consequence of reporting that violation. To this extent, the Whistleblower provisions as detailed in the Conflicts of Interest Policy should be consulted.

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13.

Acknowledgements of this Code of Ethics

13.1

Upon commencement of employment, Employees will be provided with a copy of this Code, and receipt must be acknowledged in writing or by other means determined by the Chief Compliance Officer.

13.2

Annually, and in the event of amendments to this Codes, each Employee is required to acknowledge receipt of and compliance with the Code.

14.

Consequences for Failure to Comply with this Code of Ethics

14.1

This Code consists of reasonable direction issued by Magellan with which each Employee is required to comply under his or her letter of appointment or contract of employment.

14.2

This Code is to be read in conjunction with the letter of appointment or contract of employment of an Employee and is not intended to limit, in any way, any of the terms of that letter or contract.

14.3

An Employee can be subject to disciplinary actions up to and including termination of employment if he or she violates this Code.

15.

Report to the Board

15.1

The Chief Compliance Officer, as required, will provide to the Board of Directors a written report that describes any issues arising under the Code since the last report to the Board of Directors, including, but not limited to, information about material violations of the Code, or procedures and sanctions imposed in response to any material violations.

16.

Periodic Review

16.1

This Code will be reviewed by the Chief Compliance Officer each two (2) year period, or sooner in the event of a material change to business activities or if a regulatory occurs.

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ANNEXURE A

Register of Interests Form
Employee Name:

Role Held	Entity Name	Entity Type	Description of your Role performed	Description of the Entity’s business and operational activities
e.g. Director, Officer, Member, Associate, Other		e.g. Company, Industry Body, Charitable Organisation

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